METACRINE, INC.

3985 Sorrento Valley Blvd., Suite C

San Diego, CA 92121

September 11, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Courtney Lindsay, Celeste M. Murphy, Tracie Mariner, and Kevin Vaughn

Re:	Metacrine, Inc.

Registration Statement on Form S-1, as amended (File No. 333-248292)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metacrine, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”) and declare the Registration Statement effective as of 4:30 p.m. Eastern time, on September 15, 2020, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the staff of the Commission. This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Cooley LLP, confirming this request.

Once the Registration Statement has been declared effective, please orally confirm that event with Carlos Ramirez of Cooley LLP at (858) 550-6157 or, in his absence, Karen E. Deschaine of Cooley LLP at (858) 550-6088.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Metacrine, Inc.

/s/ Patricia Millican
By:	Patricia Millican
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]